UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 31, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in the context of the Voting Agreement and other Obligations executed on March 15, 2018 by and among Votorantim S.A., BNDES Participações S.A. — BNDESPAR, Suzano Holding S.A. and the other controlling shareholders of Suzano Papel e Celulose S.A. (“Suzano”), discussed in the Material Fact published by the Company on March 16, 2018, and the Protocol and Justification (“Protocol”) between Fibria, Suzano and Eucalipto Holding S.A., which establishes the terms and conditions of the corporate reorganization that will allow the combination of operations and shareholding bases of Suzano and Fibria (“Transaction”), disclosed through the Company’s Material Fact on March 16, 2018, hereby informs that, in light of the interim dividend distribution proposal on an extraordinary basis, to be deliberated in the Company’s Extraordinary General Meeting conveyed for December 03, 2018, the amount of the Cash Installment that will be paid to Fibria’s shareholders at the consummation of the Transaction, in the event it occurs, will be reduced in an amount correspondent to the dividend distributed in such Extraordinary General Meeting, if approved, according to the terms of section 2.3 of the Protocol.

The closing of the Transaction is still subject to precedent conditions usual for this type of transaction, including the approval by the European antitrust authority. Until the date of the closing of the transaction, the Company will continue to carry out its activities in the ordinary course of business and will remain operating independently.

The Company reinforces, through the disclosure of the information of this Notice to the Market, its commitment to transparency to its shareholders and investors.

São Paulo, October 31, 2018.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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